As filed with the U.S. Securities and Exchange Commission on November 23, 2009
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-8F
Application for Deregistration of Certain Registered Investment Companies.
I. General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

☐ Merger

☑ Liquidation

☐ Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company

2.	Name of fund: SEI Opportunity Fund, L.P. (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-21353

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☑ Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Freedom Valley Drive Oaks, Pennsylvania 19456

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Sean Graber Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103 (215) 963-5598

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

SEI Investments Management Corporation One Freedom Valley Drive Oaks, Pennsylvania 19456 (610) 676-1000

SEI Global Services, Inc. One Freedom Valley Drive Oaks, Pennsylvania 19456 (610) 676-3185

SEI Investments Distribution Co. One Freedom Valley Drive Oaks, Pennsylvania 19456 (610) 676-1000

SEI Private Trust Company One Freedom Valley Drive Oaks, Pennsylvania 19456 (610) 676-1000

8.	Classification of fund (check only one):

☑ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end ☑ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

SEI Investments Management Corporation One Freedom Valley Drive Oaks, Pennsylvania 19456

Pacific Alternative Asset Management Company, LLC 19540 Jamboree Road Suite 400 Irvine, California 92612

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

SEI Investments Distribution Co. One Freedom Valley Drive Oaks, Pennsylvania 19456

13.	If the fund is a unit investment trust (“UIT”) provide: N/A
(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☑ No

If Yes, for each UIT state:
Name(s):

File No.: 811- __________

Business Address:
15.	(a) Did the fund obtain approval from the board of directors to engage in a Merger, Liquidation or Abandonment of Registration?
☑ Yes ☐ No
If Yes, state the date on which the board vote took place: March 24, 2009

If No, explain:
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☑ No
If Yes, state the date on which the shareholder vote took place:

If No, explain: Shareholder approval was not required under the Fund’s Agreement of Limited Partnership.
II. Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☑ Yes ☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions:

The Fund made two distributions to shareholders: June 30, 2009 and September 30, 2009. The Fund also made a distribution to the Liquidation Trust (as defined below) on September 30, 2009, as further explained in our response to Item 18(b) below.

(b)	Were the distributions made on the basis of net assets?

☑ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☑ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes ☑ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes ☑ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes ☑ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? None

(b)	Describe the relationship of each remaining shareholder to the fund:
On September 30, 2009, all remaining assets of the Fund, $10,339,788.12, were transferred to SEI Opportunity Fund, L.P. Liquidation Trust (the “Liquidation Trust”) along with the Fund’s ascertained, unascertained and contingent liabilities and obligations, resulting in the Fund having no assets or liabilities as of that date. The assets consisted of cash, receivables on investments sold, and interests in underlying hedge funds. The Liquidation Trust was established solely for the purposes of holding, liquidating and disposing of the Fund’s assets and paying or settling the ascertained, unascertained and contingent liabilities and obligations of the Fund and thereafter distributing the remaining assets of the Liquidation Trust to the shareholders of the Fund, who are the only beneficiaries of the Liquidation Trust. Beneficial interests in the Liquidation Trust were distributed to the Fund’s shareholders on a pro rata basis.
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☑ Yes ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: See response to Item 18(b) above.
III. Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☑ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV. Information About Event(s) Leading to Request For Deregistration
22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$28,270.00
(ii)	Accounting expenses:	$0.00
(iii)	Other expenses (list and identify separately):
	Printing/mailing costs:	$625.00
(iv)	Total expenses (sum of lines (i)-(iii) above):	$28,895.00
(b)	How were those expenses allocated?
Expenses were allocated to the Fund.
(c)	Who paid those expenses?
Expenses incurred in connection with the liquidation of the Fund were borne by the Fund pursuant to the terms of the Plan of Liquidation.
(d)	How did the fund pay for unamortized expenses (if any)? N/A
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☑ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V. Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☑ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☑ No

If Yes, describe the nature and extent of those activities:
VI. Mergers Only
26.	(a) State the name of the fund surviving the Merger:
(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

     VERIFICATION
     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SEI Opportunity Fund, L.P., (ii) he is the Vice President and Assistant Secretary of SEI Opportunity Fund, L.P., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ James Ndiaye
Name:	James Ndiaye
Title:	Vice President and Assistant Secretary